August 2, 2024

Robert S. Colligan
Executive Vice President, Chief Financial Officer and Secretary
Dynex Capital, Inc.
4991 Lake Brook Drive, Suite 100
Glen Allen, VA 23060

       Re: Dynex Capital, Inc.
           Form 10-K for the year ended December 31, 2023
           File No. 001-09819
Dear Robert S. Colligan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction